	801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com
JAMES D. EVANS	October 19, 2020	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Crispino, Staff Attorney
Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant

Re:	PubMatic, Inc. Draft Registration Statement on Form S-1 Submitted September 16, 2020 CIK No. 0001422930
Ladies and Gentlemen:
On behalf of PubMatic, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001422930) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2020 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 13, 2020 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures.
Draft Registration Statement on Form S-1
Prospectus Summary
Implications of Being an Emerging Growth Company, page 7
1.You disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards; however, on the cover page you have checked the box indicating that you are electing not to use the extended transition period. Please revise the cover page accordingly.
The Company acknowledges the Staff’s comment and has revised the cover page of Draft No. 2 to indicate that the Company does not intend to irrevocably opt out of the extended transition period available under Section 7(a)(2)(B) of the Securities Act of 1933, as amended.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 19, 2020

Risk Factors
"Our business depends on our ability to maintain and expand access to valuable ad impressions...", page 15
2.You disclose that for the six months ended June 30, 2020, over 20% of your revenue was derived from ad impressions sold on your platform from your largest publisher, Verizon Media Group. Please revise this risk factor to discuss the material terms of your agreement with Verizon Media Group. Specifically, disclose that the agreement automatically renews for successive one-year terms and may be terminated by either party upon 60 days written notice, and that either party may terminate the agreement for convenience immediately upon prior written notice.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 15 of
Draft No. 2 to disclose the material terms of its agreement with Verizon Media Group.
"Our business depends on our ability to maintain and expand access to spend from buyers...", page 15
3.Please revise this risk factor to disclose the portion of ad impressions purchased on your platform by each of The Trade Desk and Google DV360 for the periods covered by your financial statements. Also, briefly discuss the material terms of your agreements with those demand side platforms, including that either party may terminate the agreements upon 30 days written notice.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 15 of
Draft No. 2 to disclose the material terms of its agreements with each of The Trade Desk and Google LLC.
The Company respectfully advises the Staff that it believes that disclosing the current portion of ad impressions purchased by each of The Trade Desk and Google DV360 is neither required nor would provide investors with material information germane to their investment in the Company. The Trade Desk and Google DV360 are known to be among the largest demand side platforms (“DSPs”) in the advertising industry. However, these DSPs are often not the actual decision makers in purchasing ad impressions on the Company’s platform – these decisions are commonly made independently by the thousands of individual agencies and advertisers that are themselves customers of the DSPs. To that end, the Company maintains direct commercial agreements (as discussed in Draft No. 2, Supply Path Optimization agreements) with certain advertisers and agencies that allow the Company to influence the execution of their buying decisions irrespective of the DSPs utilized.
Further, while a disruption in the Company’s relationship with these DSPs could harm the Company’s business, results of operations and financial condition in the near term, the Company believes that the aggregate number of ad impressions purchased on the Company’s platform would not materially change over time if such disruption were to occur: if one or both of these DSPs were to stop purchasing ad impressions on the Company’s platform, the Company believes that advertisers and agencies would ultimately shift their buying to other DSPs, with the total number of ad impressions remaining substantially unchanged. As a result, the Company respectfully submits that the number of ad impressions purchased by each significant DSP does not provide investors with material information germane to their investment in the Company. In addition, the Company advises the Staff that, although it provides detailed bidding data to users of its platform in connection with individual bids, the aggregate number of impressions purchased by specific DSPs is highly-sensitive competitive information that would

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 19, 2020

alter bidding dynamics and therefore the value proposition of the Company’s platform. If disclosed, such ad impression figures would adversely affect the Company’s competitive position.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 65
4.Disclosures in MD&A and elsewhere in your filing suggest that certain metrics are useful when assessing the company's performance. Please tell us what consideration was given to quantifying and discussing the changes in the number of ad impressions processed through your platform, the number of advertisers per month reached and the revenue per impression processed. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 61 of
Draft No. 2 to include the number of ad impressions processed through our platform and discussing changes over time. With respect to the number of advertisers per month, the Company respectfully advises the Staff that this information is not discussed and analyzed as a key metric in Draft No. 2 because, with certain exceptions (as discussed above, in the case of Supply Path Optimization agreements), the Company does not generally have direct relationships with advertisers and therefore does not receive this data directly from them. While certain DSPs disclose this information to the Company on a voluntary basis, the practice is not universal. For example, Google DV360, does not currently provide any data on advertisers on whose behalf it is buying ad impressions on the Company’s platform. The Company is able, on an ad hoc basis, to identify advertisers on our platform by analyzing data shared with the Company and internal extrapolations, but this is similarly buyer-specific. With respect to revenue per ad impression processed, which is typically calculated as revenue for a given financial period divided by the ad impressions processed for that same period, the Company notes that, with the addition of the quarterly ad impressions processed data on page 61 of Draft No. 2, investors may calculate revenue per ad impression information independently, if desired. However, the Company respectfully advises the Staff that management does not use this metric when evaluating or managing its business, and therefore, in accordance with Section III.B.1 of SEC Release No. 33-8350, the Company does not believe that providing discussion or analysis of this metric to investors would be appropriate.
Business
Our Market Opportunity, page 78
5.We note your disclosure that the information regarding your market opportunity is based on a 2020 study conducted by Magna Global USA, which you commissioned. Please file a consent from Magna as an exhibit to the registration statement or tell us why it is not required. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.
The Company acknowledges the Staff’s comment and has filed a consent of Magna Global USA,
Inc. as Exhibit 23.3 to Draft No. 2.

Facilities, page 93
6.Please file your material leases as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
The Company acknowledges the Staff’s comment and has filed its leases in Redwood City,
California, New York, New York, and Pune, India as Exhibits 10.17, 10.18 and 10.19, respectively, to Draft No. 2.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 19, 2020

Notes to Consolidated Financial Statements
Note 11 – Stock Option Plans, page F-22
7.Please provide us with a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
The Company acknowledges the Staff’s comment and advises the Staff that, once it has an estimated offering price range, it will provide a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards, as well as a discussion of any significant fluctuations in the fair values from period-to-period, any intervening events, and any changes in the Company’s assumptions or methodology.
Note 12 – Net Income Per Share and Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders, page F-24
8.Please revise page F-25 to disclose the correct calculation of pro forma weighted-average shares outstanding – diluted. In this regard, the reconciliation does not appear to include pro forma weighted-average shares outstanding – basic.
The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-26.
General
9.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. To the extent that any written communications may in the future be presented to potential investors, the Company will provide the Staff with copies of any such written communications.
* * * * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 19, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	Rajeev K. Goel, President and Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Thomas Chow, General Counsel and Secretary
PubMatic, Inc.

Mark C. Stevens
Nicolas H. R. Dumont
Eli Curi
Fenwick & West LLP

Tad Freese
Latham & Watkins LLP